Exhibit 6.1

LETTER OF INTENT

May 11, 2020

This letter of intent (“LOI”) summarizes the principal terms of a strategic partnership between INE Entertainment, LLC (“INE”) and Crush Capital, Inc. (“Crush”), whereby INE has agreed to produce the initial cycle of Crush Capital’s original series, Going Public (the “Show”). Going Public is a television series that will follow companies on the journey to go public, including their initial public offerings (IPOs) which will be included on the show in near real time; and GoingPublic.com, the Website (along with its related backend infrastructure) that provides the general public the capability to make equity investments in the companies featured on the show. This LOI shall serve as proof of the contemplated relationship between INE and Crush and may be utilized to guide conversations with third- party firms that are contemplating a strategic and/or financial partnership with Crush.

INE and Crush have negotiated terms of a Partnership Agreement (the “Agreement”) whereby INE is the production services provider for the initial cycle of Going Public, which is owned by Crush Capital. Crush will source Issuer candidates (i.e. show casting) and will be responsible for vetting companies in collaboration with Roth Capital Partners and INE.

Production of Series

●	INE is the Production Services provider for Going Public.

●	Production Budget for the initial 10x22:00 cycle is currently $1,500,000, per a mutually agreed to production SOW and timeline. Formal/binding revisions to which will happen from time to time between the parties over email.

●	This Production Budget does NOT include costs for additional content as required to procure or service brand-financing or as part of sponsor packages, nor additional promotion.

●	INE will be entitled to a 10% Production Company Fee within the Budget.

●	Unless otherwise approved by Crush or the result of Crush exercising its controls with regard to creative, INE will be responsible for all production overages.

This LOI sets forth the basis on which the parties intend to proceed but notwithstanding anything to the contrary contained herein is not intended to create and does not create any legally binding obligation of any nature on the part of either party.

Acknowledged and Agreed to by:

CRUSH CAPITAL INC.		INE Entertainment, LLC

/s/ Darren Marble	/s/ Todd Goldberg	/s/ Eric Day
By: Darren Marble	Todd Goldberg	By: Eric Day
Its: Founders & Co-CEOs		It’s Co-Managing Member

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